As filed with the Securities and Exchange Commission on July 6, 2006.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-9447
KAISER ALUMINUM CORPORATION
(Exact name of registrant as specified in its charter)
27422 Portola Parkway, Suite 350
Foothill Ranch, California 92610-2831
(949) 614-1740
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, par value $.01 per share*
(Title of each class of securities covered by this Form)
Common stock, par value $.01 per share*
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐
Approximate number of holders of record as of the certification or notice date: None
Pursuant to the requirements of the Securities Exchange Act of 1934, Kaiser Aluminum Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 6, 2006	By:	/s/ John M. Donnan
John M. Donnan
Vice President, Secretary & General Counsel

*On July 6, 2006 (the “Effective Date”), the Second Amended Joint Plan of Reorganization of Kaiser Aluminum Corporation, Kaiser Aluminum & Chemical Corporation and Certain of Their Debtor Affiliates, dated September 7, 2005, as modified and as confirmed by an order of the United States Bankruptcy Court for the District of Delaware entered on February 6, 2006, which confirmation order was affirmed by an order of the United States District Court for the District of Delaware entered on May 11, 2006 (the “Plan”), became effective. Pursuant to the Plan, on the Effective Date: (1) the common stock, par value $0.01 per share, of Kaiser Aluminum Corporation (“KAC”) issued and outstanding immediately prior to the Effective Date (the “Old Common Stock”) was cancelled without consideration; (2) the certificate of incorporation of KAC was amended and restated in its entirety; and (3) the common stock, par value $0.01 per share, of KAC (the “New Common Stock”) was issued for distribution in accordance with the Plan. As a result of the amendment and restatement of the Company’s certificate of incorporation, the rights of holders of the New Common Stock will be substantially different than the rights of holders of the Old Common Stock and, consequently, the New Common Stock may be deemed to be a different class of securities than the Old Common Stock. Accordingly, the Company has filed a Form 8-A to register the New Common Stock under Section 12[(g)] of the Securities Exchange Act of 1934 (the “Exchange Act”) and is filing this Form 15 to terminate the registration of the Old Common Stock under Section 12(g) of the Exchange Act and suspend its duty to file reports under Section 13 and 15(d) of the Exchange Act in connection with the Old Common Stock.